May 15,  2006

Mail Stop 7010

via U.S. mail and facsimile

Ms. Cynthia B. Bezik,  Vice President- Finance,
     Chief Financial Officer and Secretary
WCI Steel, Inc.
1040 Pine Avenue, SE
Warren, Ohio   44483-6528

RE:	WCI Steel, Inc.
	Form T-3
	Filed on:  April 21, 2006, as amended on May 12, 2006
	File No.:  22-28808

Dear Ms. Bezik:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Securities Act exemption applicable, page 2

1. In the second paragraph, the parenthetical "as defined in the Plan" should be eliminated and the disclosure should be modified to explain what you mean. Similar revisions should be made elsewhere in the Form
T-3, as approriate.


      As appropriate, please amend your Form T-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Trust Indenture Act of 1939 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

      Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending Form T-3, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the Form T-3 as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939 as they relate to the proposed public offering of the securities specified in the above Form T-3. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


	Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please
provide this request at least two business days in advance of the requested effective date.

	Please contact Dorine H. Miller, Financial Analyst at (202)
551-
3711 or me at (202) 551-3767 with any other questions.

Sincerely,



Jennifer R. Hardy
Branch Chief

Ms. Cynthia B. Bezik
WCI Steel, Inc.
May 15, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE